
05041738

VF 4-7-05

SECURI' [illegible] [SSION

SEC FILE NO.
8-065205


SEC MAIL RECEIVED PROCESSING
MAR 3 1 2005
WASH, D.C. 185 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/03 (mm/dd/yy) AND ENDING 12/31/04 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CASEY PROFESSIONAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

220 MONTGOMERY STREET, SUITE 462
(No and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICOLAS R. MONTGOMERY (415) 544-9100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **NICOLAS R. MONTGOMERY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CASEY PROFESSIONAL SERVICES, LLC** as of **DECEMBER 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California, County of San Francisco
Subscribed and sworn to before me this 30th
Day of March, 2005, by
Nicolas R. Montgomery
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public, California

Notary Public

Signature

President

Title



APRIL M. JOHNSON
COMM. #1330172
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2005

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
(X)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Casey Professional Services, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Casey Professional Services, LLC (the Company) as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for period November 1, 2003 through December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casey Professional Services, LLC at December 31, 2004, and the results of their operations and their cash flows for the thirteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 23, 2005

Casey Professional Services, LLC

Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	310,372
Deposits at clearing organization		94,987
Commissions receivable, net of $10,000 allowance for doubtful accounts		280,536
Prepaid expenses and other assets		33,972
Property and equipment, net of $82,175 accumulated depreciation		119,617
Total assets	$	839,484

Liabilities and Member's Equity

Accounts payable	$	40,494
Accrued expenses		78,000
Commissions payable		23,116
State tax payable		800
Due to affiliate		750
Total liabilities		143,160
Member's equity		696,324
Total liabilities and member's equity	$	839,484

See independent auditor's report and accompanying notes.

Casey Professional Services, LLC

Statement of Income

For the Period November 1, 2003 to December 31, 2004

Revenue	
Commissions	$ 2,930,259
Interest and other income	6,186
Total revenue	2,936,445
Expenses	
Compensation	1,050,654
Clearing fees and floor brokerage	862,516
Commission expense	292,591
Professional fees	186,291
Quote and research fees	135,660
Depreciation	43,871
Occupancy fees	49,560
Other operating expenses	295,344
Total expenses	2,916,487
Income before taxes	19,958
Tax provision	1,600
Net income	$ 18,358

See independent auditor's report and accompanying notes.

Casey Professional Services, LLC

Statement of Changes in Equity

For the Period November 1, 2003 to December 31, 2004

	Common Stock	Retained Earnings	Member's Equity	Total Equity
October 31, 2003	405,217	272,749		677,966
Net loss from 11/1/03 to 6/30/04		(80,955)		(80,955)
Conversion to LLC	(405,217)	(191,794)	597,011	-
Net income from 7/1/04 to 12/31/04			99,313	99,313
December 31, 2004	-	-	696,324	696,324

See independent auditor's report and accompanying notes.

Casey Professional Services, LLC

Statement of Cash Flows

For the Period November 1, 2003 to December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	18,358
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Depreciation		43,871
(Increase) decrease in:		
Deposits at clearing organization		(80,330)
Commissions receivable		(261)
Due from clearing organization		2,598
Prepaid expenses and other assets		(2,493)
Increase (decrease) in:		
Accounts payable and accrued expenses		39,802
Commissions payable		(23,139)
State tax payable		(1,362)
Due to affiliate		(5,837)
Net cash provided (used) by operating activities		(8,793)
CASH FLOWS FROM INVESTING ACTIVITIES		
Note receivable from affiliate		(150,000)
Repayment of notes receivable from affiliate		230,000
Purchase of property and equipment		(1,810)
Net cash provided (used) by investing activities		78,190
Net increase (decrease) in cash and cash equivalents		69,397
Cash and cash equivalents, beginning of period		240,975
Cash and cash equivalents, end of period	$	310,372
SUPPLEMENTAL DISCLOSURE		
Taxes paid	$	800

See independent auditor's report and accompanying notes.

Casey Professional Services, LLC

Notes to the Financial Statements

Year Ended December 31, 2004

(1) Organization

Casey Professional Services, Inc. was formed as a corporation on November 14, 2001 and subsequently converted from a corporation to a limited liability company and renamed Casey Professional Services, LLC (the Company) on June 30, 2004. The Company is a wholly owned subsidiary of Casey Securities, LLC (Securities), formerly Casey Securities, Inc. The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company's primary business is that of a securities broker-dealer providing services to hedge funds and prime brokers.

(2) Summary of Significant Accounting Policies

Commissions Revenue
Brokerage commissions and related clearing floor brokerage expenses are recorded on a trade-date basis as securities transactions occur.

Accounts Receivable
The Company's receivables are due from various hedge funds and prime brokers under contractual agreements. The Company maintains an allowance for doubtful accounts that is based on a review of outstanding receivables, historical collection information and existing economic conditions. Receivables over 30 days are considered past due. Past due receivables are reviewed by management and staff and written off based on the specific circumstances of the customer.

Property and Equipment
Property and equipment are recorded at cost. Repairs, maintenance and minor replacements are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are three to seven years for furniture, fixture and office equipment.

Income Taxes
The Company is a limited liability company (LLC) at December 31, 2004 and was a qualified subchapter S subsidiary until June 30, 2004. For tax reporting purposes under both entity forms, the Company is a disregarded entity and reports all income and expenses on the tax returns of its parent. Therefore, no provision or liability for federal income taxes is provided for the LLC or for the S corporation. For the eight months ended June 30, 2004, the Company was subject to the 1.5 percent California franchise tax on S corporations with a minimum tax of $800. Additionally, the Company is subject to the annual California LLC tax of $800 and the California LLC fee based on gross revenue.

(2) Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(3) Exemption from Rule 15c3-3

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3. All securities transactions are cleared on a fully disclosed basis.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2004, the Company's net capital was $357,252, which exceeded the requirement by $347,708.

(5) Employee Benefit Plan

The Company has adopted a 401(k) profit sharing plan, which covers all employees who are over the age of 18 and have completed one year of service. The plan provides for matching employee contributions up to $900 per year and discretionary contributions by the Company as determined annually by the Board of Directors. Employer contributions vest over six years of service and employee contributions are always 100 percent vested. For the fourteen months ended December 31, 2004, the Company made matching contributions to the plan of $3,150 and no discretionary contributions.

Casey Professional Services, LLC

Notes to the Financial Statements

Year Ended December 31, 2004

(6) Income Taxes

Income tax expense consists of the current California LLC tax of $800 and the current California minimum tax on S corporation of $800. Deferred taxes were not significant.

(7) Related Parties

The Company uses Casey Securities, LLC (Securities), its parent company, to execute most of its options orders and pays for these services. For the fourteen months ended December 31, 2004, the Company paid Securities $140,704 for these services. These amounts are included in clearing and floor brokerage expense.

In addition, the Company occasionally executes option orders for Securities and charges a fee for these services. For the fourteen months ended December 31, 2004, Securities paid the Company $978 for these services. These amounts are included in commission revenue.

The Company subleases its office space from Securities for $990 per month. The term of the lease is for twelve months and automatically renews for an additional twelve months each July 30 unless either party gives written notice of termination. For the year ended December 31, 2004, the Company paid Securities $11,880 for this lease.

The Company pays Securities a monthly fee of $2,500 for administrative and other services provided by Securities. For the fourteen months ended December 31, 2004, the Company paid Securities $35,000 for these services.

The Company nets all payables to and receivables from Securities. At December 31, 2004, the Company owed $750 to Securities, which is included in due to affiliate, for the settling of various transactions between the two affiliates.

(8) Risk Concentration

From time to time the Company may maintain cash balances in a financial institution in excess of the FDIC insured limit. At December 31, 2004, the Company held deposits in excess of the applicable federal insurance limits by $250,906.

(9) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Casey Professional Services, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004

Net Capital:		
Total member's equity qualified for net capital		$ 696,324
Less: Non-allowable assets		
Commissions receivable	$ 185,483	
Prepaid expenses and other assets	33,972	
Property and equipment, net	119,617	
Total non-allowable assets		339,073
Net capital		$ 357,252
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $143,160 or $5,000		9,544
Excess of capital		$ 347,708

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2004	$ 292,928
Increase in member's equity	30,291
Decrease in non-alllowable assets	34,032
Net capital per above computation	$ 357,252

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Casey Professional Services, LLC
Santa Barbara, California

In planning and performing our audit of the financial statements and supplemental schedules of Casey Professional Services, LLC (the Company) for the period November 1, 2003 through December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2004, and this report does not affect our report thereon dated March 23, 2005.

> The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 23, 2005